

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

April 9, 2018

Via E-mail
Mr. Glenn A. Votek
Chief Financial Officer (Principal Financial Officer)
Annaly Capital Management, Inc.
1211 Avenue of the Americas
New York, New York 10036

> **Re: Annaly Capital Management, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 16, 2018**
> **File No. 001-13447**

Dear Mr. Votek:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2017

Item 7. Management's Discussion and Analysis

Net Interest Margin, page 49

1.   Reference is made to your disclosure of Net Interest Margin (excluding PAA) within the table on page 49. We note that you have defined how you calculate such measure within footnote 4 to the table. Please clarify whether the components of your measure are quantified and disclosed elsewhere within your filing. To the extent not, please tell us and consider revising your footnote disclosure in future filings to quantify each component and explain how such amounts were determined and/or derived from your financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or me at 202-551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities